Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment (this “Second Amendment”) to the Merger Agreement (as defined below) is made and entered into as of June 17, 2024, by and among WaveDancer, Inc. a Delaware corporation (“Parent”), FFN Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Firefly Neuroscience, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Merger Sub, and the Company have entered into that certain Agreement and Plan of Merger, dated as of November 15, 2023, as amended on January 12, 2024 (the “Merger Agreement”).

WHEREAS, the Parties desire to amend the terms and conditions of the Merger Agreement to (i) extend the End Date to July 15, 2024, (ii) include in the definition of Company Outstanding Shares the convertible preferred shares and warrants being issued immediately following the consummation of the Merger, (iii) exclude from Parent Net Cash proceeds from the sale of securities at the Closing and (iv) reduce the Minimum Parent Net Cash Amount from $0 to ($200,000).

NOW, THEREFORE, for and in consideration of the mutual covenants contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties agree as follows:

1.           Amendments to Merger Agreement. The Merger Agreement is hereby amended as follows:

a.	Section 7.01(b) of the Merger Agreement is deleted in its entirety and replaced with the following:

By either Parent or Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.01(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Merger to occur on or before such date); provided, however, that Parent or Company may, upon written notice delivered by one party to the other prior to the originally scheduled End Date, extend the originally scheduled End Date by up to thirty-one (31) calendar days (to August 15, 2024) (the “Extended Date”) so long as such party requesting the extension is not in material breach of any provision of this Agreement;

b.	The definition for “End Date” is hereby deleted in its entirety and replaced with the following:

“End Date” means July 15, 2024.

c.	The definition of Company Outstanding Shares is hereby deleted and replaced with the following:

“Company Outstanding Shares” means the (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (b) the total number of shares of Company Common Stock that, immediately prior to the Effective Time, are issuable upon exercise of Company Options and Company Warrants (whether or not vested or currently exercisable), (c) shares of Parent Common Stock issued and/or issuable upon conversion of shares of Parent preferred stock being issued upon the Closing and (d) shares of Parent Common Stock issuable upon exercise of Parent Warrants issued upon the Closing (whether or not vested or currently exercisable).

d.	The definition of Parent Outstanding Shares is hereby deleted and replaced with the following:

“Parent Outstanding Shares” means the sum of (a) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time and (b) the total number of shares of Parent Common Stock that, immediately prior to the Effective Time, are issuable upon exercise of Parent Options and Parent Warrants (whether or not vested or currently exercisable); provided, however, for the avoidance of doubt Parent Outstanding Shares shall exclude any shares of Parent Common Stock issued and/or issuable upon conversion of shares of Parent preferred stock being issued upon the Closing and shares of Parent Common Stock issuable upon exercise of Parent Warrants issued upon the Closing (whether or not vested or currently exercisable),.

e.	The definition of Parent Net Cash is hereby deleted and replaced with the following:

“Parent Net Cash” means, without duplication (1) the sum of (A) the Parent’s unrestricted and unencumbered cash and cash equivalents, as of the Closing Date, including the Tellenger Amount but excluding any proceeds from the sale of any securities occurring upon the Closing including the sale of shares of convertible preferred stock and warrants, (B) the aggregate amount of Promissory Notes, if any, as of the Closing Date, minus (2) the sum of, without duplication, (V) any Transaction Costs of Parent and its Subsidiaries, except for Transaction Costs assumed by Tellenger, (W) any Indebtedness of Parent and its Subsidiaries not assumed in the Tellenger Sale, (X) any Taxes of Parent or its Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date and (Y) the current liabilities of Parent.

f.	The definition of Minimum Parent Net Cash Amount is hereby deleted and replaced with the following:

“Minimum Parent Net Cash Amount” means an amount equal to ($200,000).

g.	The definition of Parent Valuation is hereby deleted and replaced with the following:

“Parent Valuation” means $15,000,000 less, or plus if a negative number, the difference between $5,000,000 and the Parent Net Cash including the Tellenger Amount (if applicable); provided, however, Parent Net Cash will be deemed equal to $0 to the extent the Minimum Parent Net Cash Amount is negative.

2.

No Other Changes. Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect upon its original terms. This Amendment and the Agreement constitute an integrated agreement with respect to the subject matter hereof and thereof. This Amendment may be amended, modified, and supplemented only in accordance with the terms of the Agreement.

3.

Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws.

4.	Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY FIREFLY NEUROSCIENCE, INC.

By:
Name:	Jon Olsen
Title:	CEO

MERGER SUB FFN MERGER SUB, INC.

By:
Name:	G. James Benoit, Jr.
Title:	CEO

PARENT WAVEDANCER, INC.

By:
Name:	G. James Benoit, Jr.
Title:	CEO

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